UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

(Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)          This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is a communication ILOG S.A. will post to its website (http://www.ilog.com):

SUMMARY OF THE MOU SIGNED

JULY 27, 2008 BY IBM AND ILOG

The following is a summary of the significant terms of the Memorandum of Understanding (the “MOU”) signed July 27, 2008, by International Business Machines Corporation, a New York corporation (“IBM”), and ILOG S.A., a French company (the “Company”).

This summary has been prepared for informational purposes only. The full version of the MOU is filed as Exhibit 2.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed on July 28, 2008 on www.sec.gov, the website of the U.S. Securities and Exchange Commission (the “SEC”).

The articles mentioned in this summary refer to the articles of the MOU.

*              *              *

IBM intends to acquire, or have one of its subsidiaries acquire, all outstanding shares and warrants of the Company by filing two takeover offers (the “Offers”), one in France (the “French Offer”) and one in the United States (the “U.S. Offer”) for (i) all issued or to be issued ordinary shares of the Company (the “Shares”), (ii) all American Depositary Shares of the Company (the “ADS”), and (iii) all  warrants of the Company (the “Warrants”).

In the Offers, IBM will undertake to offer, in cash:

•                  10 euros per Share tendered (excluding ADS);

•                  the equivalent value in US dollars of 10 euros per ADS tendered (on the basis of the euro/US dollar exchange rate on the settlement date of the Offers);

•                  0.50 euros per Warrant 1 issued in 2003;

•                  0.50 euros per Warrant 2 issued in 2003;

•                  0.65 euros per Warrant issued in 2004;

•                  0.50 euros per Warrant issued in 2005;

•                  0.83 euros per Warrant issued in 2006;

•                  1.93 euros per Warrant issued in 2007.

Completion of the Offers will be subject to the following conditions:

•                  IBM obtaining at least 66.67% of the capital and voting rights of the Company on a fully diluted basis; and

•                  the requisite authorizations being obtained from the competent anti-trust authorities in the United States and the European Union.

The opening of the Offers remains subject to the authorization of the French Ministry of the Economy, Finance and Employment under the regulations governing foreign investments in France.

On July 27, 2008, the Board of Directors of the Company (the “Company Board”) unanimously (i) determined that the Offers were in the best interest of the Company and its employees and, subject to its review of a fairness opinion, in the best interests of the shareholders and other persons holding securities of the Company (the “Other Securityholders”); (ii) decided to confirm the July 18th appointment of Ricol Lasteyrie & Associés as the independent expert (the “Independent Expert”) responsible for preparing a report including a fairness opinion on the French Offer (the “Fairness Opinion”), pursuant to the provisions of Article 261-1 I 2° and 5° of the General Regulations of the Autorité des Marchés Financiers (“RGAMF”), (iii) decided that upon receipt of the Fairness Opinion, subject to the contents and conclusions of the Fairness Opinion, that it would decide upon a final recommendation to its securityholders to tender their securities to the Offers, and would authorize the Chairman-Chief Executive Officer of the Company (the “CEO”) to tender the treasury shares of the Company (the “Treasury Shares”) in the French Offer, and (iv) authorized the CEO to execute the MOU.

The workers’ council of the Company was informed of IBM’s planned acquisition of the Company prior to the July 27th meeting of the Company Board.

IBM has obtained commitments from certain shareholders of the Company (each holding more than 2% of the outstanding Shares of the Company as of July 27, 2008) to tender their Shares in the Offers; these commitments represent, in the aggregate, approximately 10% of the outstanding Shares of the Company as of July 27, 2008.

1.             CONDITIONS PRECEDENT

The obligations of IBM and the Company, under Articles 2.2, 3.2 and 4 of the MOU, are subject to the completion, or waiver by IBM, of the conditions precedent stipulated below no later than September 15, 2008: 1) the Fairness Opinion confirming that the financial terms of the Offers are fair has been transmitted to the Company Board; 2) the Company Board has unanimously (a) confirmed that the acquisition of the Company by IBM is in the best interests of the Company, its employees, its shareholders and the Other Securityholders; (b) recommended that the shareholders and the Other Securityholders tender their securities in the Offers; (c) decided to modify the terms and conditions of the Warrants to allow the holders thereof to tender them in the Offers; and (d) authorized the CEO to tender the Treasury Shares in the Offers; and 3) each director has declared that he will tender his Shares and Warrants in the Offers (the “Board Recommendation”).

2.                                      COMMITMENTS OF IBM

2.1          Commitments of IBM not subject to conditions

Among other things, IBM undertakes to:

(i)                                     provide the Company with all information about it required for the preparation of the Company’s French Offer documents and Schedule 14D-9, and any supplements or amendments thereto (the “Company Offer Documents”);

(ii)                                  allow the Company to comment on IBM’s French Offer documents and Schedule TO, and any supplements or amendments thereto (the “IBM Offer Documents”);

(iii)                               contact the French Ministry of the Economy, Finance and Employment, by August 1, 2008, to determine the earliest date on which IBM may file a request for prior authorization pursuant to Article L. 151-3 of the French Monetary and Financial Code concerning the regulation of foreign investments in France.

2.2          Commitments of IBM subject to conditions

IBM makes the following commitments subject to the condition that, no later than September 15, 2008, the conditions precedent stipulated in Article 1 of the MOU (Board Recommendation) are completed, or have been waived by it:

Filing the Offers

Among other things, IBM undertakes to:

(i)                                     file the French Offer and the related documents with the Autorité des Marchés Financiers (the “AMF”) no later than five (5) trading days after the date of completion, or waiver by IBM, of the conditions precedent stipulated in Article 1 of the MOU; and to

(ii)                                  file the U.S. Offer and the related documents with the SEC, as soon as possible after the opening of the French Offer.

Beneficiaries of stock options and rights to bonus shares

The Company’s stock option plans will be modified to allow the exercise of all the Company’s stock options before the close of the Offers.

The beneficiaries of the Company’s stock options which are “out of the money” and restricted stock units shall receive compensation as consideration for their waiver of these options and rights.

Notification to the French Ministry of the Economy

IBM will file, as soon as possible and no later than the date of filing of the French Offer with the AMF, a request for prior authorization with the Ministry of the Economy, Finance and Employment, pursuant to Article L. 151-3 of the Monetary and Financial Code regulating foreign investments in France.

Existing rights to indemnification of directors and officers

IBM agrees that all rights in existence on the date of the settlement and delivery of the Offers with regards to the indemnification for the acts and omissions of the current and former directors and officers which occurred prior to the settlement of the Offers shall continue in full force and effect in accordance with their terms.

3.             COMMITMENTS OF THE COMPANY

3.1          Commitments of the Company not subject to conditions

3.1.1       Securities of the Company held by persons residing in the United States

The Company undertakes, as soon as possible after the signing of the MOU, to use reasonable efforts to provide IBM with the number of ADS, Shares and Warrants held by persons residing in the United States.

3.1.2       Conduct of the Company’s business

As of July 27, 2008, and until the filing of the French Offer, the Company undertakes to:

(i)                                     conduct its activities in the normal course of business in accordance with its past practices;

(ii)                                  cooperate with the Independent Expert to allow him to prepare his Fairness Opinion;

(iii)                               provide IBM with all information concerning the Company which is necessary for the preparation of the IBM Offer Documents.

3.1.3       Change of control

The Company undertakes, as soon as reasonably possible and in any event from the filing of the French Offer and until the date of the settlement and delivery of the French Offer, to use reasonable efforts to obtain consents from the third parties to the contracts entered into by the Company which contain change of control clauses, when this is necessary to avoid any disruption or damage to the Company’s business following the change of control of the Company resulting from the Offers.

3.1.4       Preparation of the documents

The Company agrees to prepare the Company Offer Documents and to allow IBM to comment on such documents.

3.1.5       Exclusivity

During the term of the MOU, the Company undertakes:

(a)                                  not to, directly or indirectly, (i) solicit, initiate, encourage or engage in any other action which would facilitate a request, proposal or an offer from a third party for any transaction which could confer on such third party (A) 10% or more of the operating income, total revenue, EBITDA or assets of the Company and its subsidiaries, taken as a whole, or (B) 5% or more of any class of capital stock, or other equity or voting rights in the Company or any of its subsidiaries (an “Takeover Proposal”), or any demand or proposal which could be reasonably expected to lead to an Takeover Proposal, or (ii) begin, continue or participate, in any way, in discussions relating to any Takeover Proposal; and to

(b)                                 notify IBM, within one trading day, of the receipt of any Takeover Proposal or any contact that could lead to a Takeover Proposal, and to keep IBM reasonably and regularly informed of the development of such Takeover Proposal or contact.

However, neither these provisions nor the other provisions of the MOU may (A) prohibit the Company or the Company Board from complying with applicable laws and regulations, (B) prohibit the Company from communicating, as of the announcement or filing of the French Offer, to any third party the same information as provided to IBM in compliance with Recommendation 2003-01 of the French Commission des operations de bourse, or (C) prevent discussions or negotiations with any third party that files a tender offer for the securities of the Company with the AMF.

3.1.6       Shareholders of the Company

The Company undertakes to use reasonable efforts to assist IBM in obtaining commitments to tender in the French Offer from certain shareholders of the Company holding at least 2% of the outstanding capital of the Company.

3.1.7       Representations and warranties of the Company

The Company represents and warrants that:

(a)                                  Pierre Haren has the requisite capacity and powers to execute the MOU on behalf of the Company, and that the MOU has been properly approved by the Company Board;

(b)                                 the Shares, Warrants and the Company’s stock options have been duly and validly issued or granted and the Shares and Warrants are fully paid up;

(c)                                  the Company has no knowledge of any fact or circumstance negatively affecting the business of the Company and its subsidiaries, as a whole, which has not been communicated to the public or IBM, which, if disclosed, could have a noticeable influence on the price of the Shares, and the Company has communicated to IBM and given it access to any contract binding the Company or one of its subsidiaries which (i) represents a substantial portion of the Company’s earnings for each of the last three years or (ii) concerns intellectual property licensed and used by the Company for its products;

(d)                                 the Company has published, pursuant to French and U.S. laws and regulations, all information that must be provided to securityholders of the Company;

(e)                                  the Company is a “foreign private issuer” as this term is defined in Rule 3b-4 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”); and

(f)                                    the Offers (excluding the Warrants) qualify for “exemptive relief” pursuant to Rule 14d-1 (d) of the Exchange Act.

3.2          Commitments of the Company subject to conditions

The Company makes the following commitments subject to the condition that, no later than September 15, 2008, the conditions precedent stipulated in Article 1 of the MOU (Board Recommendation) are completed, or have been waived by IBM:

The Company undertakes to:

(a)                                  file with the AMF, simultaneously with the filing of the French Offer by IBM, the Company’s French Offer documents, which shall include the Fairness Opinion and the Board Recommendation;

(b)                                 file a Schedule 14D-9 with the SEC, simultaneously with the opening of the French Offer;

(c)                                  tender to the French Offer, if required by IBM, the Treasury Shares, except those necessary to satisfy the Company’s obligations as of July 27, 2008;

(d)                                 see that IBM or the Company itself obtains a “tail” insurance policy for the acts and omissions of the current and former directors and executive officers occurring prior to the settlement and delivery of the Offers to become effective as of the settlement and delivery of the Offers, and to extend for six (6) years from the date of the settlement and delivery of the Offers, on terms no less favorable to the Company than those of the insurance policy currently in place; and

(e)                                  recommend to and use its best efforts to cause the Company’s employees’ mutual investment funds to tender their Shares to the French Offer.

3.3          Break fee

The Company agrees to pay IBM a break fee of four (4) million euros, representing approximately 2% of the total price of the Offers (the “Break Fee”), if:

(a)                                  the Company Board does not make the Board Recommendation before September 15, 2008, or withdraws or modifies the Board Recommendation and/or recommends a tender offer from a third party;

(b)                                 a third party files a tender offer, before the filing of the French Offer, which is declared compliant by the AMF and IBM then announces that it will not file the French Offer; or

(c)                                  IBM withdraws the French Offer pursuant to Article 232-11 of the RGAMF.

4.             STAFF, EMPLOYMENT AND CAREER OPPORTUNITIES

If the Offers are successful, IBM shall act so that the Company and its subsidiaries maintain their commitments for the compensation, options, termination and other benefits granted to current and former employees and corporate officers (“Company Employees”), under the conditions existing on June 30, 2008, and continue to provide Company Employees with benefits under terms that are substantially similar to those benefits currently provided to Company Employees.

5.             COOPERATION BETWEEN THE PARTIES

The parties agree to cooperate in order to successfully complete the Offers and to use their reasonable efforts to obtain, as soon as practicable, all necessary approvals, authorizations or waivers from any European or U.S. governmental entity. The parties shall promptly notify each other of any misstatement in any disclosure document of which they become aware, or the receipt of any comments from the AMF or SEC with regards to the Offers.

6.             TERMINATION

6.1          Automatic termination

The MOU shall be automatically terminated on December 31, 2009, or before that date in the event that:

(i)                                     the conditions precedent of Article 1 are not completed, or waived by IBM, by September 15, 2008;

(ii)                                  one of the Offers lapses or is not completed because the conditions to which it is subject are not met;

(iii)                               the unconditional prior authorization for foreign investments from the French Ministry of the Economy, Finance and Employment is not obtained (or deemed obtained) at the expiration of a period of two months and one trading day after the French Offer is filed with the AMF; or

(iv)                              IBM withdraws the French Offer pursuant to Article 232-11 of the RGAMF.

6.2          Termination at option of IBM

The MOU may be terminated by IBM in the event that:

(i)                                     before the French Offer is filed, an action or event occurs which is reasonably likely to negatively and substantially affect the activities or the financial position of the Company, or its ability to operate in substantially the same manner as it operated prior to July 27, 2008, after the closing of the Offers; it is specified that any event affecting the industry of the Company generally, or the economy and financial markets generally, without specific prejudice to the Company, shall not be considered to be events affecting the activities or the financial position of the Company for the purposes of this stipulation;

(ii)                                  the Company does not meet its obligations for the preparation of the Company Offer Documents or exclusivity (Articles 3.1.4 and 3.1.5 of the MOU);

(iii)                               a third party files a tender offer for the securities of the Company before IBM files the French Offer, and such tender offer is declared compliant by the AMF;

(iv)                              the Company adopts measures that modify its substance as outlined in Article 232-11 of the RGAMF; or

(v)                                 the representations and warranties of the Company are inaccurate on the date of the Board Recommendation provided that IBM may not terminate for a minor or irrelevant breach of such representations and warranties.

6.3          Termination at option of the Company

The MOU may be terminated by the Company if IBM fails in its obligations to (a) file a request for prior authorization with the Ministry of the Economy, Finance and Employment under the regulations governing foreign investments in France and/or to (b) file the French Offer no later than five (5) trading days after the date of the fulfillment or waiver of the conditions precedent stipulated in Article 1.

6.4          Effect of the Termination

The MOU shall be terminated without prejudice to the obligations of the parties under the confidentiality agreement by and between the parties, and to the provisions of Articles 3.3 (insofar as an event resulting in the payment of the Break Fee takes place no later than the date of the termination), 6, 8 and 9 of the MOU.

The termination of the MOU pursuant to Articles 6.1, 6.2 or 6.3 shall not release IBM or the Company from their liabilities if the MOU is violated prior to such termination, and the Company shall continue to have an obligation to pay the Break Fee pursuant to the provisions of Article 3.3.

9.             APPLICABLE LAW

The MOU is subject to French law. Any dispute relating thereto shall be submitted to the French courts.

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG S.A. (“ILOG”). This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the Autorité des marchés financiers (the “AMF”) (in particular the Note d’Information) and the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.